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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  TheStreet.com
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    88368Q103
                                 (CUSIP Number)


                                 August 7, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [x] Rule 13d-1(c)

           [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 88368Q103                     13G                    PAGE 2 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul G. Allen
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY



--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF
       SHARES                -0- shares
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH
      REPORTING         6    SHARED VOTING POWER
       PERSON
        WITH                 Approximately 2,667,265 shares (1)
                       ---------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER


                             -0- shares
                       ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             Approximately 2,667,265 shares (1)

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        Approximately 2,667,265 shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        10%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 88368Q103                     13G                    PAGE 3 OF 9 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vulcan Ventures Incorporated        IRS ID No. 91-1374788
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY



--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

      NUMBER OF
       SHARES                -0- shares
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH
      REPORTING         6    SHARED VOTING POWER
       PERSON
        WITH                 Approximately 2,667,265 shares (1)
                       ---------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER


                             -0- shares
                       ---------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER


                             Approximately 2,667,265 shares (1)
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        Approximately 2,667,265 shares (1)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*


        IV CO
--------------------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY NOTE

        On August 7, 2000, TheStreet.com, Inc., a Delaware corporation (the "Registrant"), entered into a Securities Purchase Agreement with Vulcan Ventures Inc. ("Vulcan") pursuant to which, among other things, the Registrant sold Vulcan 670,167 shares of its common stock, par value $.01 per share, at a purchase price of $5.56 per share. In addition, the Registrant granted Vulcan an option to purchase up to an additional 7.45% of the Registrant's shares of common stock outstanding immediately after the issuance of such stock, at a purchase price of $13.50 per share. The option is exercisable for the next 6 months.

ITEM 1 (a).    NAME OF ISSUER:      TheStreet.com, Inc.

ITEM 1 (b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      14 Wall Street 14th Floor
                      New York, NY 10005


ITEM 2 (a).    NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
               Incorporated

ITEM 2 (b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      110 - 110th Avenue N.E.
                      Bellevue, Washington  98004


ITEM 2 (c).    CITIZENSHIP: Paul G. Allen is a citizen of the United States of
America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.


ITEM 2 (d).    TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share.


ITEM 2 (e).    CUSIP NUMBER: 88368Q103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: not applicable.

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;


                               Page 4 of 9 pages

          (e)  [ ]  An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.        OWNERSHIP

          (a)       Amount Beneficially Owned: 2,667,265 shares (1)

          (b)       Percent of Class: 10% (1)

          (c)       Number of Shares as to which Such Person has:

                    (i)    sole power to vote or to
                           direct the vote                  -0- shares

                    (ii)   shared power to vote or to
                           direct the vote                  2,667,265 shares (1)

                    (iii)  sole power to dispose or to
                           direct the disposition of        -0- shares

                    (iv)   shared power to dispose or to
                           direct the disposition of        2,667,265 shares (1)

----------------

(1) Percentages are based upon 26,806,684 shares of Common Stock of the Issuers issued and outstanding stock as of August 8, 2000, as reported in TheStreet.com.'s 8-K filed with the SEC on August 8, 2000, this figure may change in either direction as the number of outstanding shares are closed Percentages are based on shares beneficially owned by Paul G. Allen and held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


                               Page 5 of 9 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10.       CERTIFICATION

               Not applicable.


                               Page 6 of 9 pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2000.

                             VULCAN VENTURES INCORPORATED



                             By: /s/ WILLIAM D. SAVOY
                                ----------------------------------------------
                                 William D. Savoy, Vice President


                                /s/ PAUL G. ALLEN
                             -------------------------------------------------
                             Paul G. Allen


                             *By: /s/ WILLIAM D. SAVOY
                                ----------------------------------------------
                              William D. Savoy as Attorney-in Fact for Paul G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX


              EXHIBIT         DESCRIPTION
              -------         -----------
               99.1           Joint Filing Agreement

               99.2 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc.
                              (Incorporated herein by reference.)


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